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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                          Tech Electro Industries, Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   0008782401
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                                 (CUSIP Number)

                              Robert E. Braun, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
                      2121 Avenue of the Stars, 10th Floor
                  Los Angeles, California 90067 (310) 203-8080
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 000 878-24-01                                       PAGE 2 OF 7 PAGES
-----------------------                                       -----------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Placement & Acceptance, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

                WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
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      NUMBER OF          7      SOLE VOTING POWER
       SHARES                     190,000 Shares of Common Stock (see response
    BENEFICIALLY                  to Item 5(a))
      OWNED BY           -------------------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                     -0-
        WITH             -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                  190,000 Shares of Common Stock (see response
                                  to Item 5(a))
--------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                     -0-
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            190,000 Shares of Common Stock (see response to Item 5(a))
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.99%(see response to Item 5(a))

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    14     TYPE OF REPORTING PERSON*
               CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No. 000 878-24-01                                        Page 3 of 7 Pages


Item 1.           Security and Issuer.

                  Securities:

                  Common Stock, no par value ("Common Stock")

                  Options to acquire Common Stock ("Options")

                  Units, each consisting of one share of Common Stock and one share of Series A Preferred Stock

                  Issuer:  Tech Electro Industries, Inc.
                           4300 Wiley Post Road
                           Dallas, TX 75244-2131

Item 2.           Identity and Background.

                  Information as to the Reporting Person

                  Name:    Placement & Acceptance, Inc.


                  Address: c/o Wisma Stephens #12-08
                           Jalan Raja Chulan
                           50200 Kuala Lumpur, Malaysia

                  Principal Business:       Investor

                  (a) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

                  (b) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  Information as to Directors, Officers and Controlling
                  Persons

                  (a)      Tan Kim Wah

                  (b)      Residence or Business Address

                           c/o Wisma Stephens #12-08
                           Jalan Raja Chulan
                           50200 Kuala Lumpur, Malaysia

CUSIP No. 000 878-24-01                                        Page 4 of 7 Pages


                  (c)      Occupation:

                           Investor

                  (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

                  (c) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 000 878-24-01                                        Page 5 of 7 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  The Reporting Person purchased 75,000 shares of Common Stock and options to acquire 100,000 shares of Common Stock at a total cost of approximately $127,500, including all fees and commissions. All funds for the foregoing purchase were made from working capital and cash on hand of the Reporting Person.

Item 4.           Purpose of Transaction.

                  The Reporting Person acquired the Units, Common Stock and Options in connection with the placement of Common Stock and Options by parties unrelated to the Reporting Person. The Reporting Person will examine opportunities for the Issuer to attract additional personnel, engage in acquisition or other transactions, depending in all cases on the result of the Reporting Person's analysis of the business and operations of the Issuer, and has no specific plans to influence the operations of the Issuer.

Item 5.           Interest in Securities of Issuer.

                  (a) The Reporting Person holds 75,000 shares of Common Stock and options to acquire 100,000 shares of Common Stock, and 5,000 Units, each consisting of one share of Common Stock and one share of Series A Preferred Stock. Based on public filings of the Issuer, the Reporting person believes this sum represents 6.99% of the Common Stock of the Issuer outstanding as of January 31, 1997.

                           In conformance with Section 13(d) under the Securities Exchange Act of 1934, as amended, and Rule 13d promulgated thereunder, the Reporting Person has reported all its ownership interest based on both shares of Common Stock directly owned by the Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this Schedule.

                  (b) The Reporting Person has sole voting and investment power over the Common Stock, Options and Units held by the Reporting Person.

                  (c) All transactions in the securities of the Issuer during the past sixty days are reported in Exhibit A hereto.

                  (d)      Not applicable.


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CUSIP No. 000 878-24-01                                        Page 6 of 7 Pages


                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  The Reporting Person has entered into a Sales Agent Agreement, a Subscription Agreement and an Option Agreement with the Issuer, copies of which are attached hereto as Exhibits B, C and D, respectively. Except for such agreements, no agreement, contract or understanding with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in the shares of the Issuer
                                    within sixty days prior to filing
                                    Schedule 13D

                  Exhibit B -       Sales Agent Agreement

                  Exhibit C -       Subscription Agreement

                  Exhibit D -       Option Agreement





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CUSIP No. 000 878-24-01                                        Page 7 of 7 Pages


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997                   Placement & Acceptance, Inc.
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Date
                                    By: /s/  Tan Kim Wah
                                         ----------------------------

                                    Name:  Tan Kim Wah
                                         ----------------------------

                                    Title: Managing Director
                                         ----------------------------